Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternatives Management, LLC

875 Third Avenue

New York, NY 10022

May 23, 2017

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. David Manion, Staff Accountant

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-216923 and 811-21061),
Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-216924 and 811-21059)
and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-216925 and 811-21058)

Dear Mr. Manion:

Thank you for your telephonic comments on May 17, 2017 regarding the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on May 17, 2017 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 5, 2017 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses.

Comment 1.

The Staff has noted a sizeable appreciation of the portfolio for each Fund. Are the Funds buying into secondary rounds of these various portfolio companies? Please explain the accounting method used in the portfolio in determination of the realized gains and losses. Please ensure that such accounting method is disclosed in future shareholder reports.

Response 1. The Funds supplementally inform the Staff that realized gains and losses from portfolio fund transactions are calculated on the identified cost basis. Investments are recorded on the effective date of the subscription in the portfolio fund. The Funds supplementally inform the Staff that they will undertake to ensure that future shareholder reports reflect such accounting method disclosure.

Comment 2.

Please ensure that the presentation of the portfolio of investments for each Fund is compliant with Rule 12-12 of Regulation S-X. The Staff has noted that the cost and the acquisition date of the restricted securities has not been disclosed for each investment.

Response 2. The Funds supplementally inform the Staff that they will provide the cost and acquisition date for restricted securities in future shareholder reports in accordance with Rule 12-12 of Regulation S-X.

Comment 3.	Please ensure that future shareholder reports reflect the full disclosure requirements of ASU 2015-07.

Response 3. The Funds supplementally inform the Staff that they will undertake to ensure that future shareholder reports reflect the full disclosure requirements of ASU 2015-07.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3263 or Clifford R. Cone at (212) 878-3180. Thank you.

Best Regards,

/s/ Margaret H. Mo

Margaret H. Mo

Clifford Chance US LLP

cc:	Harold Schaaff
Reid Conway
Leonard B. Mackey, Jr.
Clifford R. Cone